Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on April 30, 2017 at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the said Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CELLECT BIOTECHNOLOGY LTD.

APRIL 30, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual General Meeting of the Company and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To elect the following director nominees to serve as directors until the next Annual General Meeting of the Company as specified in the Notice of Annual General Meeting of Shareholders and Proxy Statement:

2A. Mr. Kasbian Nuriel Chirich	☐	FOR	☐	AGAINST	☐	ABSTAIN

2B. Dr. Shai Yarkoni	☐	FOR	☐	AGAINST	☐	ABSTAIN

2C. Mr. Abraham Nahmias	☐	FOR	☐	AGAINST	☐	ABSTAIN

2D. Dr. Ruth Ben Yakar	☐	FOR	☐	AGAINST	☐	ABSTAIN

2E. Mr. Michael Berelowitz	☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve grant of options to the following director nominees (conditioned upon their election as directors) pursuant to the terms specified in the Notice of Annual General Meeting of Shareholders and Proxy Statement:

3A. Grant to Mr. Abraham Nahmias	☐	FOR	☐	AGAINST	☐	ABSTAIN

3B. Grant to Dr. Ruth Ben Yakar	☐	FOR	☐	AGAINST	☐	ABSTAIN

3C. Grant to Mr. Michael Berelowitz	☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve grant of options to Dr. Shai Yarkoni, a controlling shareholder and the Company’s CEO and director pursuant to the terms specified in the Notice of Annual General Meeting of Shareholders and Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER ABN/OR HAVE A PERSONAL INTEREST IN THE SAID RESOLUTION.

☐	YES	☐	NO

5.	To approve a grant of options to Mr. Kasbian Nuriel Chirich, a controlling shareholder and the Chairman of the Board of Directors of the Company pursuant to the terms specified in the Notice of Annual General Meeting of Shareholders and Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER ABN/OR HAVE A PERSONAL INTEREST IN THE SAID RESOLUTION.

☐	YES	☐	NO

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2017
NAME	SIGNATURE	DATE

_____________, 2017
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.